EXHIBIT 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned

Leatt Corporation, Incorporated in the State of Nevada	South Africa	100%

Two Eleven Distribution, LLC	Nevada	100%

Leatt USA, LLC	Nevada	100%

Leatt Prop (Proprietary) Limited	South Africa	100%